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                                                    Filed by Fifth Third Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Ottawa Financial Corporation
                                                Exchange Act File Number 0 -8076

FIFTH THIRD BANK

                                                                    NEWS RELEASE
CONTACT: STACIE R. YEE                               FOR IMMEDIATE RELEASE
         FIFTH THIRD BANK                            AUGUST 31, 2000
         513/579-5113

         DOUGLAS J. IVERSON
         OTTAWA FINANCIAL CORPORATION
         616/393-7002

            FIFTH THIRD BANCORP SIGNS DEFINITIVE AGREEMENT TO ACQUIRE MICHIGAN-BASED OTTAWA FINANCIAL CORPORATION & AMERIBANK SUBSIDIARY

         Fifth Third Bancorp and Ottawa Financial Corporation today announced that they have signed a definitive agreement whereby Fifth Third will acquire Ottawa Financial Corporation and its subsidiary, AmeriBank. Headquartered in Holland, Michigan, Ottawa Financial has $1.1 billion in assets and 27 offices which serve Holland, Muskegon and Grand Rapids, Michigan.

         Ottawa shareholders will receive .54 shares of Fifth Third Bancorp common stock for each share of Ottawa Financial Corporation stock. Based upon 6,684,565 outstanding Ottawa shares and Fifth Third's August 30 closing price of $44.375, the transaction has a value of approximately $160.2 million. Ottawa's subsidiary, AmeriBank, will be merged with Fifth Third Bank, Northern Indiana, headquartered in Valparaiso. Led by Fifth Third President & CEO Brad Stamper, the combined bank will have $2.7 billion in assets and will operate 66 offices and 72 ATMs in the western Michigan and northern Indiana corridor.

         "Ottawa Financial Corporation presented Fifth Third with an excellent opportunity to continue our Western Michigan growth strategy," offers George A. Schaefer, Jr., President & CEO, Fifth Third Bancorp. "The AmeriBank franchise is a natural fit because of our current southwestern Michigan presence. Ottawa and Fifth Third both place a strong emphasis on providing mortgage, consumer and commercial banking products. We'll expand upon this successful foundation by adding new services, including trust, investment, wealth management, international banking, cash management and state-of-the-art electronic merchant processing services, and all this translates to better, more convenient banking for AmeriBank customers. Under the continued leadership of Doug Iverson and Ronald Haan, we are eager to introduce and expand financial products and services, as well as look for future growth opportunities in the Michigan area."

         "We are proud to partner with Fifth Third, ranked by Salomon Smith Barney as the #1 financial institution in the country," reports Douglas J. Iverson, Vice Chairman & CEO, Ottawa Financial Corporation. "This business combination makes sense for our shareholders, as Fifth Third has delivered average annual shareholder returns of over 28% for the past 20 years, and it's a smart move for our customers, too, as they will now have access to over 660 locations and 1,400 Jeanie(R) ATMs and a complete array of banking products and services.


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         Iverson continues, "Fifth Third is one of the most successful organizations in the country because it understands the importance of operating autonomously - having local bankers make local lending decisions - while leveraging the larger funding capabilities that come with a Fortune 500 bank. Additionally, Fifth Third believes that if you build a stronger community, you build a stronger bank, and their community development commitment mirrors our own."

         With this acquisition, Fifth Third will now have 43 locations in Michigan, 141 in Indiana, 349 in Ohio, 101 in Kentucky, 12 in Illinois, 11 in Arizona and 10 in Florida. This acquisition is expected to be completed in late fourth quarter, 2000.

         Following the announcement of this transaction, Fifth Third plans to repurchase in the open market a number of its common shares approximating those expected to be issued to Ottawa shareholders. The common share repurchases will be executed in accordance with the previously announced share repurchase plan approved by Fifth Third's Board of Directors on June 20, 2000.

         Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this press release when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Fifth Third Bancorp and Ottawa Financial Corporation. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third Bancorp and Ottawa Financial Corporation at the Commission's website at http://www.sec.gov and/or from Fifth Third Bancorp or Ottawa Financial Corporation.

         Ottawa Financial Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Ottawa with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ottawa's proxy statement for its 2000 Annual Meeting of Stockholders filed with the Commission on March 30, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Ottawa Financial Corporation.

         Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. The Company has $45 billion in assets, operates 14 affiliate banks with 640 full-service Banking Centers, including 116 Bank Mart(R) locates open seven days a week inside select grocery stores and 1,400 Jeanie(R) ATMs in Ohio, Kentucky, Indiana, Florida, Arizona, Michigan and Illinois. A leader in e-commerce, Fifth Third was named #1 e-business innovator by PC Week. Fifth Third's financial strength continues to be recognized by rating agencies with deposit ratings of AA- and Aa2 and commercial paper ratings of A-1+ and P-1 from Standard & Poor's and Moody's, respectively. Fifth Third operates four main businesses: Retail, Commercial, Investment Advisors and Midwest Payment Systems, the Bank's data processing subsidiary. Investor information and press releases can be viewed at www.53.com; press releases are also available by fax at no charge by calling 800-758-5804, identification number 281775. The company's common stock is traded in the over-the-counter market through the NASDAQ National Market System under the symbol "FITB."

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